CERTIFICATE OF DESIGNATION
                SETTING FORTH THE PREFERENCES, RIGHTS
                AND LIMITATIONS OF PREFERRED STOCK OF
                        TORBAY HOLDINGS, INC.


     Torbay Holdings, Inc., a Delaware corporation (the "Corporation"), certifies that pursuant to the authority contained in Article Fourth of its Certificate of Incorporation and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Corporation has the authority to issue 20,000,000 shares of Preferred Stock, par value $0.0001 per share; and, further

     The Board of Directors of the Corporation has the authority to issue any or all of such shares in one or more series and by resolution to provide for the designation of each series to be issued pursuant to the foregoing authority.

     The Board of Directors has adopted the following resolution creating a series of its preferred stock to be designated Series 1 Convertible Preferred Stock and consisting of 700,000 shares:

     RESOLVED, that a series of the authorized preferred stock entitled Series 1 Convertible Preferred Stock is hereby created with the following designation, preferences and rights:

     Designation and Amount; Par Value. The shares of such series are designated as Series 1 Convertible Preferred Stock (the "Series 1 Preferred Stock") and the number of shares constituting such series is 700,000. The par value of each share of the series is $0.0001.

     Conversion. Each shares of Series 1 Convertible Preferred Stock is convertible into ten shares of common stock of the Corporation at such time or times, if any, that the subsidiary of the Corporation, whose common shares were acquired in exchange for the Series 1 Convertible Preferred Stock, has returned a net profit to the Corporation of $1,000,000 in any one year within five years of issuance of such Series 1 Convertible Preferred Shares. In the event that after such five year term the Series 1 Convertible Preferred Shares have not been so converted, each share not then converted shall be automatically converted into one share of common stock of the Corporation.

     Voting. Each share of Series 1 Convertible Preferred Stock shall be entitled to one vote on all matters on which such shareholders are lawfully entitled to vote and shall be entitled to receive notice of or attend any annual or extraordinary meeting of shareholders of the Corporation.

     Dividends. The holders of the Series 1 Convertible Preferred Shares shall not be entitled to receive dividends.

     Dissolution. In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, the holders of the Series 1 Convertible Preferred Shares shall be entitled to receive the par value of each share before any amount shall be paid or any property or assets of the Corporation distributed to the holders of the common stock. After payment in full to the holders of the Preferred Shares, the surplus assets, if any, shall belong to and shall be divided among the holders of other stock or shares in the Corporation in accordance with their respective rights.

     IN WITNESS WHEREOF, TORBAY HOLDINGS, INC. has caused this
Certificate of Designation to be executed by its President and attested to by its Secretary this ______ day of _____________, 199____.


                                   TORBAY HOLDINGS, INC.


                                   By:
________________________________
                                        President



ATTEST:


__________________________________
Secretary